UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                              KESTREL ENERGY, INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   492545 10 8
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                                 (CUSIP Number)

      S. Lee Terry, Jr., Davis Graham & Stubbs LLP, 1550 17th Street, #500
                         Denver, CO 80202 (303) 892-7400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 24, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
 NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                     NUMBER.

SEC 1746 (11-03)

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Samson Oil & Gas N.L.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

            OT
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 |_|
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Australia
--------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

         NUMBER OF               6,306,675
           SHARES
        BENEFICIALLY     -------------------------------------------------------
          OWNED BY
            EACH           8     SHARED VOTING POWER
         REPORTING
           PERSON                0
            WITH         -------------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                 6,306,675
                         -------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,306,675
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
         (See Instructions)

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            59.3%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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Item 1.     Security and Issuer.

            No Par Value Common Stock (the "Shares") of Kestrel Energy, Inc., 1720 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

Item 2.     Identity and Background.

      (a)   Name. Samson Oil & Gas N.L., formerly known as Samson Exploration
            N.L.

      (b) Business address. Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c)   An investment corporation registered in Australia

      (d)   None

      (e)   None

DIRECTORS AND OFFICERS OF REPORTING PERSON:

      (a)   Name. Malcolm Alec Burne, Company Director

      (b) Business address. Leigh Cottage, 3 Claremont Drive, Claremont Park, Esher, Surrey, United Kingdom KT10 9LU

      (c) Managing Director for Golden Prospect Plc, a publicly traded United Kingdom mining investment company, 1st Floor, 143-149 Great Portland Street, London, England W1N 5FB

      (d)   None

      (e)   None

      (f)   British
--------------------------------------------------------------------------------
      (a)   Name. Neil Thacker MacLachlan, Company Director

      (b)   Business address. 42A Lennox Gardens, London, England SW1X 0DH

      (c) Consultant, Markham Associates, an investment and advisory company, same business address as above.

      (d)   None

      (e)   None


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

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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      (f)   British
--------------------------------------------------------------------------------
      (a)   Name. David Thornwald Cairns, Company Director

      (b) Business address. 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000

      (c)   Geologist for Resolute Limited, same business address as above

      (d)   None

      (e)   None

      (f)   British
--------------------------------------------------------------------------------
      (a)   Name. Terry Barr, Company Director

      (b) Business address. 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401

      (c)   Managing Director for Samson, same business address as above

      (d)   None

      (e)   None

      (f)   Australian
--------------------------------------------------------------------------------
      (a)   Name. Denis Ivan Rakich, Company Director and Secretary

      (b) Business address. 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c)   Director of Elstree Nominees Pty Ltd, same business address as above

      (d)   None

      (e)   None

      (f)   Australian

Item 3.     Source and Amount of Funds or Other Consideration.

            Samson Oil & Gas N.L., formerly Samson Exploration N.L. ("Samson"), acquired 3,765,025 additional shares (the "Shares") of the Company's common stock representing, with Samson's other holdings, 6,306,675 shares, or 59.3% of the common stock. Accordingly, Samson may now be deemed to control the Company. Samson acquired the Shares by exchanging shares of its own stock for shares of the Company's common stock. All exchanges were made with non-U.S. holders of the Company's common stock

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

            The Shares were acquired by Samson from existing affiliates and from non-affiliates of the Company as follows:

          -----------------------------------------------------------------------------------------------

          NAME                                    DATE               NO. OF SHARES   PRICE
          -----------------------------------------------------------------------------------------------
          Nieuport Pty Ltd.                       12/24/04               1,005,000   $1.04
          -----------------------------------------------------------------------------------------------
          Victoria International Petroleum N.L.   1/25/05                1,900,521   $1.155
          -----------------------------------------------------------------------------------------------
          Golden Prospect Plc                     1/25/05                  126,944   $1.155
          -----------------------------------------------------------------------------------------------
          Non-Affiliates                          12/24/04 to              732,560   $1.04 to $1.155
                                                  1/25/05
          -----------------------------------------------------------------------------------------------

            After the Share exchange with Samson, Golden Prospect holds a 20.8% ownership interest in Samson, Victoria holds an 18.1% ownership interest in Samson and Nieuport holds a 9.5% ownership interest in Samson.

            One of the Company's directors, Neil T. MacLachlan, is also a director of Samson. Three of the Company's other directors, Robert J. Pett, John
T. Kopcheff and Timothy L. Hoops, are directors of Victoria. The Company has been informed by Samson that there are no plans to change or restructure the board of directors of the Company.

Item 4.     Purpose of Transaction.

            Samson is expected to purchase additional Shares if offers made to certain non-U.S. holders of the Company's Shares are accepted.

Item 5.     Interest in Securities of the Issuer.

      (a)   6,306,675 Shares of Common Stock (59.3%) beneficially owned.

      (b) Number of Shares as which there is Sole Power to Vote -6,306,675 Shared Power to Direct the Vote - 0
            Sole Power to Direct the Disposition - 6,306,675
            Shared Power to Direct to the Disposition - 0

      (c)   See Item 3

      (d)   None

      (e)   Not applicable

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7.     Material to Be Filed as Exhibits.

            None

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 7, 2005
                                          --------------------------------------
                                          Date


                                          SAMSON OIL & GAS N.L.

                                          /s/Denis I. Rakich
                                          --------------------------------------
                                          Signature


                                          Denis I. Rakich, Secretary
                                          --------------------------------------
                                          Name/Title


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